Exhibit 99.1

The Role of Central Fund

To serve investors as "The Sound Monetary Fund".

To hold gold and silver bullion on a secure basis for the

convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions

The investment policy set by the Board of Directors requires Central Fund of Canada Limited (“Central Fund” or the “Company”) to maintain a minimum of 90% of its net assets in gold and silver bullion, of which at least 85% must be in physical form. On October 31, 2017, 99.7% of Central Fund's net assets were held in gold and silver bullion. Of this bullion, 99.5% was in physical form and 0.5% was in certificate form.

Central Fund's physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards

Central Fund’s bullion is stored on an allocated and fully segregated basis in the highest rated (Class 3) underground vaults located in Canada, which are controlled by its Custodian, the Canadian Imperial Bank of Commerce (the “Bank”), one of the major Canadian banks.

The Bank may only release any portion of Central Fund’s physical bullion holdings upon receipt of an authorizing resolution of Central Fund's Board of Directors.

Bullion holdings and Bank vault security are inspected twice annually by Directors and/or Officers of Central Fund. On every occasion, inspections are required to be performed in the presence of both Central Fund's external auditors and Bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and Canadian provincial and territorial securities regulatory authorities.

Conveniences

Central Fund's Class A non-voting shares are listed on the NYSE American (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars). Making a gold and silver bullion investment through Central Fund is as easy as calling one's stockbroker or investment dealer or processing the purchase through one’s online trading account.

The stock exchange listings provide liquid markets for the Class A non-voting shares of Central Fund. The bid/ask spread is usually considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

Unlike most other forms of gold and silver bullion investment, there are no ownership costs such as handling, storage and insurance, paid directly by the investor. As well, there are no bullion assay charges to a shareholder upon the sale or redemption of the Class A non-voting shares of Central Fund.

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Directors' 56th Annual Report to Shareholders

Central Fund of Canada Limited is a low-cost, convenient facility for the investment ownership of gold and silver bullion. As at October 31, 2017, 99.7% of Central Fund’s net assets consisted of unencumbered, allocated and segregated, passive, long-term holdings of gold and silver bullion.

Central Fund’s Class A non-voting shares, listed on the NYSE American and on the Toronto Stock Exchange, provide investors with a convenient precious metals investment alternative to direct investment in gold and silver bullion and the associated high costs of buying and selling, including handling, recording, storage, insurance and assay charges at time of sale.

Central Fund’s shares are also a desirable alternative to investment in bullion coins, the costs of which often include additional shipping and handling charges, and are subject to sales taxes in many North American jurisdictions.

Central Fund’s Class A non-voting shares serve as a stock exchange tradeable bullion holding and qualify for investment through various “regulated capital accounts” such as IRAs, Keoghs, RRSPs, and insurance, mutual and pension funds, where direct holdings of physical bullion may be restricted or are too cumbersome to handle, maintain and secure. The role of Central Fund is more thoroughly described on page 1.

Total equity (referred to as “net assets”) decreased by $112.6 million, or 3.2%, during the year ended October 31, 2017. This decrease in net assets was primarily attributable to decreases in the prices of gold and silver bullion during the year and their resulting impact upon the change in unrealized appreciation of holdings. Expenses incurred during the year, the repurchase and cancellation of Class A non-voting shares during the first quarter of 2017, and the payment of the annual U.S. $0.01 Class A non-voting share dividend at year end each added to, though nominally, the overall decrease in net assets.

During fiscal 2017, the net asset value per Class A non-voting share, as reported in U.S. dollars, decreased 2.5% to $13.44 from $13.79. On the same basis, gold prices decreased 0.1% to $1,270.15 per fine ounce from $1,272.00 per fine ounce, and silver prices decreased 5.3% to $16.82 per ounce from $17.76 per ounce during the fiscal year. The net asset value per Class A non-voting share, as reported in Cdn. dollars, while subject to the same factors described above, decreased 6.3%, to $17.33 from $18.49 primarily due to a 3.8% decrease in the value of the U.S. dollar relative to the Canadian dollar.

In terms of U.S. dollars, on October 27, 2017, the Company sold 9,500 fine ounces of gold bullion (0.57% of gold holdings) at $1,265.00 per fine ounce and 420,000 ounces of silver bullion (0.56% of silver holdings) at $16.60 per ounce for total proceeds of $18,989,500. The gold and silver were sold in proportionate amounts so as to maintain their current weighting within Central Fund. Though the Company realized a gain of $6,131,563 on these sales, it does not anticipate that there will be any income tax payable.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the year ended October 31, 2017 were 0.45% compared to 0.35% for the year ended October 31, 2016. During both periods, this ratio was affected by costs incurred to address issues related to Class A Shareholder’s Proceedings, and in the case of 2017, also by the costs relating to the Plan of Arrangement. If not for these costs, the expense ratio would have been at 0.33% for the year ended October 31, 2017 and 0.33% for the year ended October 31, 2016.

Securities regulatory authorities require that a detailed analysis of Central Fund's results be provided in a “Management's Discussion and Analysis of Financial Condition and Results of Operations”. Since Central Fund has an Administrator and is a passive holding company with no operations or employees, a document entitled “Management’s Discussion and Analysis” (“MD&A”), included herein on pages 19 to 27 inclusive, is provided by Central Fund’s Officers to meet regulatory requirements.

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A special meeting of the holders of Class A non-voting shares and Common shares of Central Fund was held on November 30, 2017, at which Central Fund shareholders (each voting separately as a Class) approved a Plan of Arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") of Central Fund with Sprott Inc., Sprott Physical Gold and Silver Trust (the "Trust"), The Central Group Alberta Ltd. and its shareholders and 2070140 Alberta Ltd (see Note 14).

Gold and silver have a long demonstrated history as monetary instruments, officially and unofficially. Gold and silver derive intrinsic value from their unique characteristics of scarcity, consistency of quality, durability, resistance to corrosion, and convenience of use. They also provide a strong alternative to fiat currencies which have demonstrated ever decreasing purchasing power. An ounce of gold or silver bullion is a physical asset, not a negotiable or renegotiable promise, and most closely fits the true definition of “money” as a recognized medium of exchange and a store of value.

Prudence and history suggest that a portion of everyone's savings should be invested and held in physical gold and silver, or their secure share equivalent, as insurance for one’s own ultimate financial and economic well-being.

Respectfully submitted,
on behalf of the Board of Directors

“J.C. Stefan Spicer”

December 12, 2017	J.C. Stefan Spicer, Chairman, President & CEO

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Comparative Net Asset Summary	As at October 31
	2017			2016
	U.S.$		Cdn.$	U.S.$		Cdn.$

Total net assets (in millions) $	3,388.8		4,369.2	3,501.4		4,692.9
Net asset value per Class A non-voting share $	13.44		17.33	13.79		18.49

Net assets:

Gold bullion		62.3%			60.8%
Silver bullion		37.4%			38.4%
Cash & other		0.3%			0.8%
		100.0%			100.0%
Gold – per fine ounce U.S. $		1,270.15			1,272.00
Silver – per ounce U.S. $		16.82			17.76
Exchange Rate $1.00 U.S. = Cdn. $		1.2893			1.3403

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Management's Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting

RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) and all of the information in this Annual Report are the responsibility of the senior executive officers (the “Senior Officers”), and have been approved by the Board of Directors (the “Board”) as recommended by its Audit Committee (the “Committee”). Any references to the term management in this annual report relate to the Senior Officers.

The financial statements have been prepared by the Senior Officers in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The financial statements include certain amounts based on estimates and judgments. The Senior Officers have determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. They have prepared the financial information presented elsewhere in the Annual Report and have ensured that it is consistent with that in the financial statements.

Central Fund maintains systems of internal accounting and backup of records as well as high quality administrative and regulatory compliance controls for a reasonable cost. Hard and soft copies of transactions and monthly statements are retained in the Company's files. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that the Senior Officers fulfil their responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through the Committee.

The Committee appointed by the Board consists solely of non-related and independent Directors. In accordance with its charter, the Committee meets at least annually with the Senior Officers and the external auditors to discuss: the independence of the external auditors; the scope of the annual audit; the audit plan; access granted to the Company’s records; co-operation of the Senior Officers in the audit and review function; the need for an internal audit function; the financial reporting process; related internal controls; the quality and adequacy of the Company’s or Administrator’s accounting and financial personnel; and other resources and financial risk management to satisfy itself that each party is properly discharging its responsibilities. The Committee also reviews the Annual Report, the Annual Information Form, the annual and quarterly financial statements, Management’s Discussion and Analysis and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also reviews the external auditors’ remuneration and considers, for review by the Board and approval by the shareholders, the re-appointment and terms of engagement and, in appropriate circumstances, the replacement of the external auditors. It also pre-approves all audit and non-audit services proposed to be provided by the external auditors. The charter of the Committee is set out on Central Fund’s website and in its Annual Information Form.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP has full and free access to the Committee. Ernst & Young LLP has audited Central Fund of Canada Limited’s internal control over financial reporting based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”).

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RESPONSIBILITY FOR INTERNAL CONTROL OVER FINANCIAL REPORTING

The Senior Officers are responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

The Senior Officers conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in the COSO criteria. Based on this evaluation, the Senior Officers concluded that the Company’s system of internal control over financial reporting was effective as at October 31, 2017.

“J.C. Stefan Spicer”
President & CEO
December 12, 2017
“Catherine A. Spackman”
Treasurer & CFO

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Statements of Financial Position

(expressed in U.S. dollars)

	October 31,	October 31,
	2017	2016
	$	$
Net Assets:
Gold bullion at market (Notes 2(a) and 5)	2,112,442,851	2,127,603,668
Silver bullion at market (Notes 2(a) and 5)	1,265,269,399	1,343,439,255
Cash and cash equivalents (Notes 2(b) and 6)	15,838,832	34,363,862
Other receivables and prepayments	326,366	337,256
Total assets:	3,393,877,448	3,505,744,041
Liabilities:
Dividends payable	2,521,160	2,538,034
Accrued liabilities (Notes 2(c) and 9)	2,557,298	1,812,230
Total liabilities	5,078,458	4,350,264

Equity:
Capital stock (Notes 2(d) and 8) Class A non-voting shares	2,397,737,714	2,411,333,702
Common shares	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	991,041,818	1,090,040,617
Total equity	3,388,798,990	3,501,393,777
Total liabilities and equity	3,393,877,448	3,505,744,041

Total equity per share: Notes (2(h) and 8)
Class A non-voting shares	13.44	13.79
Common shares	10.44	10.79

Exchange rate: U.S. $1.00 = Cdn.	1.2893	1.3403

Total equity per share expressed in Canadian dollars:
Class A non-voting shares	17.33	18.49
Common shares	13.46	14.47

See accompanying notes to financial statements.

On behalf of the Board:

“Bruce D. Heagle”	“Glenn C. Fox”
Director	Director

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Statements of Comprehensive Income (Loss)

(expressed in U.S. dollars)

	Years ended October 31,
	2017	2016
	$	$
Income:
Interest	42,543	119,828
Total income	42,543	119,828
Expenses:
Administration fees (Note 9)	6,273,199	6,244,779
Safekeeping fees and bank charges	3,826,075	3,776,593
Directors’ fees and expenses	295,110	280,952
Shareholder information	269,641	175,252
Stock exchange fees	132,705	140,507
Legal fees (Note 9)	118,373	171,118
Audit and related regulatory fees	115,809	114,790
Registrar and transfer agent fees	58,463	59,770
Class A Shareholder’s proceedings and Plan of Arrangement (Notes 13 and 14)	4,004,044	866,256
Foreign exchange gain	(32,396)	(8,955)
Total expenses	15,061,023	11,821,062
Net loss from administrative activities	(15,018,480)	(11,701,234)
Realized gain on sale of bullion (Note 5)	6,131,563	15,758,511
Change in unrealized appreciation of holdings	(80,462,550)	366,315,552
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(89,349,467)	370,372,829

See accompanying notes to the financial statements.

Statements of Changes in Equity

(expressed in U.S. dollars)

	Number of Shares outstanding	Share Capital	Retained Earnings	Total Equity
		$	$	$
November 1, 2015	254,472,713	2,419,790,136	722,205,822	3,141,995,958
Net income (loss) for the year			370,372,829	370,372,829
Dividends on Class A non-voting shares			(2,538,034)	(2,538,034)
Repurchase of Class A non-voting shares (Note 8)	(629,322)	(8,436,976)		(8,436,976)
October 31, 2016	253,843,391	2,411,353,160	1,090,040,617	3,501,393,777

November 1, 2016	253,843,391	2,411,353,160	1,090,040,617	3,501,393,777
Net income (loss) for the year			(89,349,467)	(89,349,467)
Dividends on Class A non-voting shares			(2,521,160)	(2,521,160)
Repurchase of Class A non-voting shares(Note 8)	(1,687,388)	(13,595,988)	(7,128,172)	(20,724,160)
October 31, 2017	252,156,003	2,397,757,172	991,041,818	3,388,798,990

See accompanying notes to the financial statements.

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Statements of Cash Flows

(expressed in U.S. dollars)

	Years ended October 31,
	2017	2016
	$	$
Cash flows from operating activities:
Net income (loss)	(89,349,467)	370,372,829
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in unrealized appreciation of holdings	80,462,550	(366,315,552)
Realized gain on sale of bullion	(6,131,563)	(15,758,511)
Net changes in operating assets and liabilities:
Decrease (increase) in other receivables and prepayments	10,890	(27,107)
Increase (decrease) in accrued liabilities	745,068	(221,189)
Effect of exchange rate change	10,187	(29,049)
Net cash used in operating activities	(14,252,336)	(11,978,579)
Cash flows from investing activities:
Proceeds from sale of bullion	18,989,500	49,886,100
Cash flows from financing activities:
Purchase and cancellation of Class A non-voting shares	(20,724,160)	(8,436,976)
Dividend paid	(2,538,034)	(2,544,327)
Net cash used in investing and financing activities	(4,272,694)	38,904,797
Net increase (decrease) in cash and cash equivalents	(18,525,030)	26,926,218
Beginning of year cash and cash equivalents	34,363,862	7,437,644
Cash and cash equivalents at October 31	15,838,832	34,363,862

See accompanying notes to the financial statements.

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Notes to Financial Statements

October 31, 2017 and 2016

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Organization of the Company

Central Fund of Canada Limited (“Central Fund” or the “Company”) was incorporated under the Business Corporations Act, 1961 (Ontario), and was continued under the Business Corporations Act (Alberta) on April 5, 1990.

Central Fund is a specialized, passive holding company and a low-cost, convenient facility for the investment ownership of gold and silver bullion. At October 31, 2017, 99.7% (2016: 99.2%) of its net assets were held in the form of gold and silver bullion.

The Company is authorized to issue an unlimited number of Class A non-voting shares. All Class A non-voting shares are listed and traded on the New York Stock Exchange American (symbol CEF) and the Toronto Stock Exchange (symbol CEF.A in Canadian dollars and CEF.U in U.S. dollars).

The purpose of Central Fund is to acquire, hold and secure gold and silver bullion on behalf of its shareholders. All gold and silver bullion bars are “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), and are stored on an allocated and physically segregated basis in the highest rated (Class 3) underground treasury vaults of its Custodian, the Canadian Imperial Bank of Commerce, one of the major Canadian banks.

The Company’s head office is located at 1323 – 15th Avenue S.W. Suite 805, Calgary, Alberta, Canada, T3C 0X8.

The Central Group Alberta Ltd. (the “Administrator”) acts as the administrator of the Company pursuant to an Administrative and Consulting Agreement with the Company.

The financial statements of the Company as at and for the year ended October 31, 2017 were authorized for issue by the Directors of the Company on December 12, 2017.

2.	Summary of significant accounting policies:

Basis of Preparation

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These financial statements have been prepared on a historical cost basis, except for gold and silver bullion, financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value. The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

(a)	Gold and silver holdings:

Gold and silver bullion, and gold and silver certificates, are measured at fair value by reference to the final daily London Bullion Market Association fixing rates, with realized gains and losses and unrealized appreciation or depreciation of holdings recorded in income based on the IAS 40 Investment Property, as IAS 40 is the most relevant standard to apply. Investment transactions are accounted for on the trade date.

(b)	Cash and cash equivalents:

Cash and cash equivalents consist of deposits with the Company’s banker, which are not subject to restrictions.

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(c)	Other receivables and prepayments and accrued liabilities:

i)	Other receivables and prepayments include all financial assets other than cash and cash equivalents and gold and silver bullion. Prepaid expenses and accrued interest receivable would be included in this category.
ii)	Accrued liabilities include all financial liabilities. Administration fees payable, safekeeping fees payable and other accounts payable would be included in this category.

(d)	Share capital:

The Company has Class A non-voting shares which are retractable as well as Common shares which are not retractable. Due to the discount at which a holder is permitted to retract the shares, as well as the limitations on the circumstances in which retraction is permissible, the Company has determined that the retraction feature should not be included in the assessment of equity classification under IAS 32 Financial Instruments – Presentation.  Accordingly, the Company has classified both the Class A non-voting shares and the Common shares as equity in these financial statements.

(e)	Fees and other expenses:

Fees and other expenses are recognized on an accrual basis.

(f)	Income taxes:

Although Central Fund is not a mutual fund as designated by securities regulators, the Company qualifies and intends to continue to qualify as a mutual fund corporation under the Income Tax Act (Canada) for capital gains distributions and redemption purposes only. As a result, and after deduction of issue costs in computing taxable income, the Company does not anticipate that it will be subject to any material non-refundable income tax liability.

The Company has non-capital losses of $55,481,021 available to offset future realized gains for which no benefit has been recognized in these financial statements. These losses will expire between 2026 and 2035.

The Company is a long-term, passive holder of gold and silver bullion and believes that, as a mutual fund corporation for capital gains distributions and redemption purposes only, in the event that realized gains upon a disposition of bullion holdings occur, as was the case in fiscal 2017 and 2016, these gains should be treated as capital gains for tax purposes and should be distributable as capital gains to shareholders. Deferred income tax liabilities resulting from unrealized capital appreciation of holdings are offset by the refundable mechanisms available to the Company. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund corporations resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

(g)	Net loss from administrative activities:

The Company exists for the purpose of holding gold and silver bullion, on an allocated and physically segregated basis, on behalf of its shareholders. Gold and silver holdings are intended to be permanent assets of the Company and the unrealized appreciation of the gold and silver holdings does not represent distributable earnings. There is no intention, at present, to sell any of the Company’s gold and silver holdings unless it becomes necessary to generate cash to meet ongoing expenses, to pay the annual dividend on the Class A non-voting shares, or to pay for the repurchase of shares under the terms of the normal course issuer bid (“NCIB”) as was the case in the fiscal years ended 2017 and 2016. The Company currently does not loan, lease or otherwise utilize its gold and silver bullion holdings to generate income and, consequently, the Company expects to incur a net loss from its administration activities.

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(h)	Per share calculation:

The calculation of total equity (or the net asset value) per share is based on the number of shares outstanding at the end of the reporting period. Central Fund has no dilutive instruments.

(i)	Functional and presentation currency:

The Company’s functional and presentation currency is the U.S. dollar. The Company’s performance is evaluated, and its liquidity is managed, in U.S. dollars. Therefore, the U.S. dollar is considered to be the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions of the Company.

3.	Significant accounting judgments, estimates and assumptions:

The preparation of the Company’s financial statements requires the senior executive officers (the “Senior Officers”) to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements. Uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgments

In the process of applying the Company’s accounting policies, the Senior Officers have made the following judgments, which have the most significant effect on the amounts in the financial statements:

Going concern

The Company’s Senior Officers have made an assessment of the Company’s ability to continue as a going concern and are satisfied that the Company has the resources to continue in business for the foreseeable future. Furthermore, the Senior Officers are not aware of any material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis (also, see note 14).

Estimates and Assumptions

Estimation uncertainties in accounting assumptions at the recording date that could cause material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. The Company based its assumptions and estimates on information available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

For tax purposes, the Company’s policy is to treat any gains (or losses) from the disposition of gold and silver bullion as capital gains, rather than income (or loss), as the Company is and intends to continue to be a long-term passive holder of gold and silver bullion, and generally would only dispose of a portion of its holdings in gold and silver bullion for the purposes of meeting redemptions (if any), payment of the annual dividend on the Class A non-voting shares and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund corporations resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Company has also applied judgment in concluding that the retraction feature of the Class A non-voting shares should not be included in the assessment referred to in note 2(d).

4.	Segment information:

For administrative purposes, the Company is organized into one main segment, being the passive, long-term holding of gold and silver bullion. It is not an active operating entity, and does not exist primarily to earn income. All of the Company’s activities are interrelated, and each activity is dependent on the others. Accordingly, all significant administrative decisions are based upon an analysis of the Company as one segment. The financial results from this segment are equivalent to the financial statements of the Company as a whole. The Company’s income (or loss) is primarily made up of the changes in the value of its gold and silver holdings.

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5.	Gold and silver bullion:

On October 27, 2017, the Company sold 9,500 fine ounces of gold bullion at $1,265.00 per fine ounce and 420,000 ounces of silver bullion at $16.60 per ounce for total proceeds of $18,989,500. The Company realized a gain of $6,131,563 on these sales.

On April 25, 2016, the Company sold 22,000 fine ounces of gold bullion at $1,248.30 per fine ounce and 1,320,000 ounces of silver bullion at $16.9875 per ounce for total proceeds of $49,886,100. The Company realized a gain of $15,758,511 on these sales.

Details of gold and silver bullion holdings are as follows:

		October 31, 2017	October 31, 2016

Gold bullion:
Fine ounces	- 400 oz. bars	1,646,001	1,654,851
	- 100 oz. bars	7,830	9,359
	- bank certificates	9,314	8,435

Total fine ounces		1,663,145	1,672,645

Average Cost	- per fine ounce	$799.66	$799.66

Cost		$1,329,956,242	$1,337,553,042

Market	- per fine ounce	$1,270.15	$1,272.00

Market value		$2,112,442,851	$2,127,603,668

Silver bullion:
Ounces	- 1,000 oz. bars	74,916,953	75,336,953
	- bank certificates	307,149	307,149

Total ounces		75,224,102	75,644,102

Average Cost	- per ounce	$12.53	$12.53

Cost		$942,295,248	$947,556,383

Market	- per ounce	$16.82	$17.76

Market value		$1,265,269,399	$1,343,439,255

6.	Cash and cash equivalents:

As at October 31, 2017 and 2016, cash deposits of $15,838,832 (2016: $34,363,862) were held in a Canadian bank at a variable interest rate of 0.50% per annum.

7.	Fair value of financial instruments:

As at October 31, 2017, and 2016, due to the short-term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

8.	Share capital:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value. There were 252,116,003 Class A non-voting shares, which are retractable, issued and outstanding at October 31, 2017 (October 31, 2016: 253,803,391), and 40,000 Common shares issued and outstanding at October 31, 2017 and 2016. The Class A non-voting shares are entitled to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A non-voting share and Common share then outstanding.

Since October 1989, holders of the Company’s Class A non-voting shares have had the option to require the Company to redeem their Class A non-voting shares on the last day of each fiscal quarter of the Company (each a “Retraction Date”) for 80% of the Company’s net asset value per Class A non-voting share on the Retraction Date. Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date. Since adoption of this redemption feature, no shareholders have submitted redemption requests.

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During the fiscal year, and subsequent to obtaining the necessary stock exchange approvals, the Company repurchased 1,687,388 (2016: 629,322) Class A non-voting shares at a total cost of $20,724,160 (2016: $8,436,976). These shares have been cancelled.

The stated capital and recorded capital of the Company as at October 31, 2017, and October 31, 2016

were as follows:

	October 31, 2017	October 31, 2016

Stated capital
Class A non-voting shares: 252,116,003 (2016: 253,803,391)	$2,412,682,176	$2,426,278,164
Share issue costs	(14,944,462)	(14,944,462)

Recorded capital
Class A non-voting shares: 252,116,003 (2016: 253,803,391)	2,397,737,714	2,411,333,702
40,000 Common shares	19,458	19,458

Share capital	$2,397,757,172	$2,411,353,160

Weighted average Class A non-voting and Common shares outstanding for the year ending	252,207,086	254,406,117

9.	Related party transactions and fees:

Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through three of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, until at least October 31, 2018, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Included in accrued liabilities at October 31, 2017, is $523,530 (2016: $538,224), which relates to the October administration fee payable to the Administrator.

For the year ended October 31, 2017 administration fees of $6,273,199 (2016: $6,244,779) were incurred by the Administrator.

Mr. Michael A. Parente, a member of the Board of Directors, is not an Officer of the Company, or a director, officer or employee of the Administrator. He is engaged by the Administrator for the benefit of the Company, to provide services in respect of ongoing analysis and compliance with financial reporting requirements of International Financial Reporting Standards and internal control related matters. Fees paid by the Administrator to Mr. Parente for the year ended October 31, 2017 were $38,561 (2016: $38,097).

For the year ended October 31, 2017, the Company incurred fees totaling $108,631 (2016: $147,033) to legal firms of which one of the Company’s directors is a partner and one of the Company’s officers is the principal. In addition, during the year ended October 31, 2017, legal fees of $193,089 (2016: $164,881) were payable to the same legal firms regarding the Class A Shareholder’s Proceedings as described in note 13. The Board of Directors is of the view that these services were provided under similar market terms and conditions as services with unrelated parties.

10. Management of financial risks:

The Company has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objective of these policies and procedures is to identify and mitigate risk. The Company’s compliance with these policies and procedures is monitored by the Senior Officers, the Committee and the Board of Directors of the Company. Market fluctuations are unpredictable and outside the control of the Company. New risk factors may emerge from time to time and it is not possible for the Company to predict all such risk factors. The market price for the Class A non-voting shares may be above or below the net asset value per Class A non-voting share at any time due to market conditions.

14

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to calculate the impact that changes in the market prices of gold and silver bullion will have on the Company’s net asset value per Class A non-voting share both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on October 31, 2017 of Cdn. $1.2893 (2016: Cdn $1.3403) for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Class A non-voting share by approximately U.S. $0.84 (2016: $0.84) per share or Cdn. $1.08 (2016: $1.12) per share. A 10% change in the price of silver would increase or decrease the net asset value per Class A non-voting share by approximately U.S. $0.50 (2016: $0.53) per share or Cdn. $0.65 (2016: $0.71) per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per Class A non-voting share would increase or decrease by approximately U.S. $1.34 (2016: $1.37) per share or Cdn. $1.73 ($1.83) per share.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars Central Fund’s net asset value per Class A non-voting share is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of Central Fund’s net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S dollar relative to the Cdn. dollar would change the net asset value per Class A non-voting share as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S. dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at October 31, 2017, and 2016 would not have had any material impact on the net income (loss) for the years then ended, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund. Credit risk is monitored on an ongoing basis and is managed by the Senior Officers and Directors dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations. The Board and the Senior Officers regard all of Central Fund’s assets as liquid. Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A non-voting shares. Furthermore, 99.7% (2016: 99.2%) of the Company’s net assets are in the form of gold and silver bullion which are readily marketable.

11.	Capital stewardship:

The capital of the Company is represented by the issued and outstanding Class A non-voting shares, the issued and outstanding Common shares and the retained earnings, which comprise the net asset value attributable to participating shareholders. The Board of Directors direct the Administrator to administer the capital of the Company in accordance with the Company’s stated objectives and restrictions, as stipulated in the Articles of Incorporation as amended, while maintaining sufficient cash to pay the expenses of maintaining the Company and to meet demands for redemption (if any) of Class A non-voting shares. The Company does not have any externally imposed capital requirements.

12.	Personnel:

The Company did not employ any personnel during the period, as its affairs were administered by the personnel of the Administrator, Senior Officers, and Directors, as applicable.

15

13. Class A Shareholder’s Proceedings:

During 2015 and 2016, the Company successfully defended certain actions instituted by 1891868 Alberta Ltd. ("SAM Alberta") in the Court of Queen's Bench of Alberta (the "Class A Shareholder’s Proceedings"), including an application (the "Application") seeking relief under the Business Corporations Act of Alberta on the ground of oppression, as described in the Company's annual MD&A for the year ended October 31, 2015. On September 10, 2015, SAM Alberta sought to amend the Application (the “Amended Application”) to add further respondents, to seek leave of the Court to commence a derivative action on behalf of the Company, as described in the Company’s Q3, 2016 interim MD&A and for other interim relief. On September 23, 2015, the Court dismissed SAM Alberta's oppression claim and its application for the interim relief sought. The application for leave to commence a derivative action was adjourned. The Company filed an application to have the Amended Application of SAM Alberta struck. As a result of the Arrangement as discussed below, the pending Court proceedings were adjourned. Ultimately, under the terms of the agreement between parties to proceed with the Plan of Arrangement (see note 14), all Court proceedings were discontinued.

The costs incurred by the Company on account of the Class A Shareholder’s Proceedings net of amounts recovered as discussed below, and in the case of 2017, also by the costs relating to the Plan of Arrangement, for the fiscal year ended October 31, 2017 were $4,004,044 (fiscal year ended October 31, 2016: $866,256). The Company received a partial recovery of these costs as awarded by the Alberta Court of Queen’s Bench in the amount of $137,284. Under the terms of the agreement between the parties to proceed with the Plan of Arrangement, all Court proceedings were discontinued, and it was agreed that no further costs would be sought or recovered.

14. Plan of Arrangement and subsequent event:

A special meeting of the holders of Class A non-voting shares and Common shares of Central Fund was held on November 30, 2017, at which Central Fund shareholders (each voting separately as a Class) approved a Plan of Arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") of Central Fund with Sprott Inc., Sprott Physical Gold and Silver Trust (the "Trust"), The Central Group Alberta Ltd. and its shareholders and 2070140 Alberta Ltd. On December 5, 2017, a final Order of the Court of Queen's Bench (Alberta) was issued approving the Arrangement.

Closing of the Arrangement is conditional on anticipated regulatory and stock exchange approvals and is expected to occur early in 2018. The Arrangement will result in:

•	the assets of Central Fund being transferred to the Trust, a new trust formed under the laws of Ontario and managed by Sprott Asset Management LP, and

•	each outstanding Class A non-voting share of Central Fund being converted into one trust unit of the Trust.

In addition, Sprott Inc. will acquire each outstanding Common share of Central Fund and will indirectly acquire Central Fund's existing administrative and consulting agreement from The Central Group Alberta Ltd.

If the Arrangement is completed, the Class A non-voting shares of Central Fund will be delisted from the TSX and the NYSE American exchanges.

Further information in respect of the Arrangement may be found in the Management Information Circular of Central Fund dated October 26, 2017, which is filed at www.sedar.com and www.sec.gov/edgar.

16

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Central Fund of Canada Limited

We have audited the accompanying financial statements of Central Fund of Canada Limited (the “Company”), which comprise the Statements of Financial Position as at October 31, 2017 and 2016, and the Statements of Comprehensive Income (Loss), Statements of Changes in Equity, and Statements of Cash Flows for each of the years in the two-year period ended October 31, 2017, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2017 and 2016, and its financial performance and its cash flows for each of the years in the two-year period ended October 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2017, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 12, 2017 expressed an unqualified opinion on Central Fund of Canada Limited’s internal control over financial reporting.

“Ernst & Young LLP”

Toronto, Canada
December 12, 2017	Chartered Professional Accountants
Licensed Public Accountants

17

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Central Fund of Canada Limited

We have audited Central Fund of Canada Limited’s internal control over financial reporting as of October 31, 2017, based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”). Central Fund of Canada Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in this Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of senior officers and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Central Fund of Canada Limited maintained, in all material respects, effective internal control over financial reporting as of October 31, 2017, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Statements of Financial Position of Central Fund of Canada Limited as of October 31, 2017 and 2016, and the Statements of Comprehensive Income (Loss), Changes in Equity and Statements of Cash Flows for each of the years in the two-year period ended October 31, 2017 and our report dated December 12, 2017 expressed an unqualified opinion thereon.

“Ernst & Young LLP”

Toronto, Canada	Chartered Professional Accountants
December 12, 2017	Licensed Public Accountants

18

Management's Discussion and Analysis (“MD&A”) as of December 12, 2017

The financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Financial Reporting Standards, otherwise known as IFRS, as issued by the International Accounting Standards Board (“IASB”). Notes to the financial statements on pages 10 to 16 inclusive should be referred to as supplementary information to this discussion and analysis.

Certain statements contained in this MD&A constitute forward-looking statements. All forward-looking statements are based on the Company's beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

In particular, but without limiting the foregoing, this MD&A contains forward-looking statements pertaining to the expectation that income tax will not be payable on the sale by the Company of gold and silver in 2016 and 2017, and steps that may be taken by the Company in the Class A Shareholder’s Proceedings and Plan of Arrangement.

The material factors and assumptions used to develop these forward-looking statements include, but are not limited to, those referred to in Note 3 of the financial statements under “Estimates and Assumptions”.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors described in “Risk Factors” in this annual MD&A as well as notes 3, 10, 13 and 14 of the financial statements. Central Fund does not assume any obligation to update or revise the forward-looking statements, except as required by applicable laws.

Administrator, Administrative and Consulting Fees

Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through three of its Officers and Directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, until at least October 31, 2018, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Plan of Arrangement

A special meeting of the holders of Class A non-voting shares and Common shares of Central Fund was held on November 30, 2017, at which Central Fund shareholders (each voting separately as a Class) approved a Plan of Arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") of Central Fund with Sprott Inc., Sprott Physical Gold and Silver Trust (the "Trust"), The Central Group Alberta Ltd. and its shareholders and 2070140 Alberta Ltd. On December 5, 2017, a final Order of the Court of Queen's Bench (Alberta) was issued approving the Arrangement.

Closing of the Arrangement is conditional on anticipated regulatory and stock exchange approvals and is expected to occur early in 2018. The Arrangement will result in:

•	the assets of Central Fund being transferred to the Trust, a new trust formed under the laws of Ontario and managed by Sprott Asset Management LP, and

•	each outstanding Class A non-voting share of Central Fund being converted into one trust unit of the Trust.

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In addition, Sprott Inc. will acquire each outstanding Common share of Central Fund and will indirectly acquire Central Fund's existing administrative and consulting agreement from The Central Group Alberta Ltd.

If the Arrangement is completed, the Class A non-voting shares of Central Fund will be delisted from the TSX and the NYSE American exchanges.

Further information in respect of the Arrangement may be found in the Management Information Circular of Central Fund dated October 26, 2017, which is filed at www.sedar.com and www.sec.gov/edgar.

Financial Results - Changes in Net Assets

Changes in total equity (referred to as “net assets”), as reported in U.S. dollars from period to period, are primarily the result of share offerings (if any), the changing market prices of gold and silver, and the proportion of each held by the Company. Also, changes in the value of the U.S. dollar relative to the Canadian (“Cdn.”) dollar will have an impact on net assets when reported in Cdn. dollars. The tables that follow summarize net income (loss) including: the changes in unrealized appreciation of holdings (gold and silver) as well as the changes in net assets in U.S. dollars; gold and silver prices; and, the exchange rates between U.S. and Cdn. dollars on an annual or quarterly basis as indicated.

	Years ended October 31
	2017	2016	2015
	U.S.$	U.S.$	U.S.$
Change in unrealized appreciation of holdings (in millions)	$(80.5)	$366.3	$(81.0)

Net income (loss) for the year inclusive of the change in unrealized appreciation of holdings (in millions)	$(89.3)	$370.4	$(93.3)

Net income (loss) per Class A non-voting share inclusive of the change in unrealized appreciation of holdings	$(0.35)	$1.46	$(0.37)

Total net assets (in millions)	$3,388.8	$3,501.4	$3,142.0

Change in net assets from prior year (in millions)	$(112.6)	$359.4	$(95.9)
% change from prior year	(3.2)%	11.4%	(3.0)%

Change in net assets per Class A share from prior year	$(0.35)	$1.44	$(0.37)
% change from prior year	(2.5)%	11.7%	(2.9)%

Gold price (U.S. $ per fine ounce)	$1,270.15	$1,272.00	$1,142.35
% change from prior year	(0.1)%	11.3%	(1.9)%

Silver price (U.S. $ per ounce)	$16.82	$17.76	$15.63
% change from prior year	(5.3)%	13.6%	(3.5)%

Exchange rate: $1.00 U.S. = Cdn.	$1.2893	$1.3403	$1.3083
% change from prior year	(3.8)%	2.4%	16.0%

20

In fiscal 2017 net assets as reported in U.S. dollars decreased by $112.6 million or 3.2%. This decrease in net assets was primarily attributable to the change in unrealized depreciation of holdings during the year resulting from decreases in the prices of gold (0.1%) and silver (5.3%). Expenses incurred during the year, the repurchase and cancellation of Class A non-voting shares during the first quarter of 2017, and the payment of the annual U.S. $0.01 Class A non-voting share dividend at year end each impacted, though nominally, the overall decrease in net assets.

Though subject to the same effects as described above, net assets reported in Canadian dollars decreased by 6.3% due to the 3.8% decrease in the U.S. dollar relative to the Canadian dollar.

	Quarter ended
	October 31	July 31	April 30	January 31
2017
Change in unrealized appreciation of holdings (in millions)	$2.6	$(47.3)	$98.8	$(134.6)

Net income (loss) inclusive of the change in unrealized appreciation of holdings (in millions)	$3.8	$(51.5)	$95.7	$(137.3)

Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$0.02	$(0.20)	$0.38	$(0.54)

Total net assets (in millions)	$3,388.8	$3,387.5	$3,439.0	$3,343.3

Changes in net assets from prior quarter (in millions)	$1.3	$(51.5)	$95.7	$(158.1)
% change from prior quarter	0.04%	(1.5)%	2.9%	(4.5)%

Change in net assets per Class A share from prior quarter	$0.01	$(0.21)	$0.38	$(0.53)
% change from prior quarter	0.1%	(1.5)%	2.9%	(3.8)%

Gold price	$1,270.15	$1,267.55	$1,266.45	$1,212.80
% change from prior quarter	0.2%	0.1%	4.4%	(4.7)%

Silver price	$16.82	$16.76	$17.41	$17.29
% change from prior quarter	0.4%	(3.7)%	0.7%	(2.6)%

Exchange rate: $1.00 U.S. = Cdn.	$1.2893	$1.2485	$1.3665	$1.3030
% change from prior quarter	3.3%	(8.6)%	4.9%	(2.8)%

21

In fiscal 2016 net assets as reported in U.S. dollars increased by $359.4 million or 11.4%. This increase in net assets was primarily attributable to the change in unrealized appreciation of holdings during the year resulting from increases in the prices of gold (11.3%) and silver (13.6%). Expenses incurred during the year, the repurchase and cancellation of Class A non-voting shares during the fourth quarter of 2016, and the payment of the annual U.S. $0.01 Class A non-voting share dividend at year end each impacted, though nominally, the overall increase in net assets.

Though subject to the same effects as described above, net assets reported in Canadian dollars increased by 14.1% due to the 2.4% increase in the U.S. dollar relative to the Canadian dollar.

	Quarter ended
	October 31	July 31	April 30	January 31
2016
Change in unrealized appreciation of holdings (in millions)	$(289.6)	$259.5	$567.5	$(171.1)

Net income (loss) inclusive of the change in unrealized appreciation of holdings (in millions)	$(292.6)	$256.7	$580.3	$(174.0)

Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(1.15)	$1.01	$2.28	$(0.69)

Total net assets (in millions)	$3,501.4	$3,805.0	$3,548.3	$2,968.0

Changes in net assets from prior quarter (in millions)	$(303.6)	$256.7	$580.3	$(174.0)
% change from prior quarter	(8.0)%	7.2%	19.6%	(5.5)%

Change in net assets per Class A share from prior quarter	$(1.16)	$1.01	$2.28	$(0.69)
% change from prior quarter	(7.8)%	7.2%	19.6%	(5.6)%

Gold price	$1,272.00	$1,342.00	$1,285.65	$1,111.80
% change from prior quarter	(5.2)%	4.4%	15.6%	(2.7)%

Silver price	$17.76	$20.04	$17.86	$14.08
% change from prior quarter	(11.4)%	12.2%	26.8%	(9.9)%

Exchange rate: $1.00 U.S. = Cdn.	$1.3403	$1.3041	$1.2549	$1.4080
% change from prior quarter	2.8%	3.9%	(10.9)%	7.6%

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Financial Results - Net Income

Central Fund's earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A non-voting share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund's realized income is a nominal percentage of its net assets.

Fiscal 2017 Compared to Fiscal 2016

Net loss, inclusive of the change in unrealized appreciation of holdings, for the year ended October 31, 2017 was $89.3 million compared to net income, inclusive of the change in unrealized appreciation of holdings, of $370.4 million for the year ended October 31, 2016. The net income (loss) for any reporting period is primarily the result of the change in the prices of gold and silver bullion during the respective periods. On October 27, 2017, the Company sold 9,500 fine ounces of gold bullion (0.57% of gold holdings) at $1,265.00 per ounce and 420,000 ounces of silver bullion (0.56% of silver holdings) at $16.60 per ounce for total proceeds of $18,989,500. The gold and silver were sold in proportionate amounts so as to maintain their current weighting. Though the Company realized a gain of $6,131,563 on these sales, it does not anticipate that there will be any income tax payable.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels and to quantities and values of the gold and silver bullion held. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $28,420 for the year ended October 31, 2017 due to higher month-end net asset levels during the year. Safekeeping fees increased by $49,482 during the same period. The changes in administration fees were directly due to changes in the levels of average net assets under administration, while the changes in safekeeping fees were directly due to the changes in the prices of gold and silver, during the period. Expenses increased by 27.4% over the prior year due primarily to higher costs incurred for the Class A Shareholder’s Proceedings and Plan of Arrangement than those incurred in fiscal 2016.

Expenses as a percentage of the average month-end net assets (the “expense ratio”) for the year ended October 31, 2017 were 0.45% compared to 0.35% for the year ended October 31, 2016. During both periods, this ratio was affected by costs incurred to address issues related to the Class A Shareholder’s Proceedings, and in the case of 2017, the Plan of Arrangement. If not for these costs, the expense ratio would have been 0.33% for both of the years ended October 31, 2017 and 2016.

Fiscal 2016 Compared to Fiscal 2015

Net income, inclusive of the change in unrealized appreciation of holdings, for the year ended October 31, 2016 was $370.4 million compared to a net loss, inclusive of the change in unrealized appreciation of holdings, of $93.3 million for the year ended October 31, 2015. The net income (loss) for any reporting period is primarily the result of the change in the prices of gold and silver bullion during the respective periods. On April 25, 2016, the Company sold 22,000 fine ounces of gold bullion (1.30% of gold holdings) at $1,248.30 per ounce and 1,320,000 ounces of silver bullion (1.72% of silver holdings) at $16.9875 per ounce for total proceeds of $49,886,100. The gold and silver were sold in proportionate amounts so as to maintain their current weighting. Though the Company realized a gain of $15,758,511 on these sales, it does not anticipate that there will be any income tax payable.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels or the quantities and values of the gold and silver bullion held. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $227,864 for the year ended October 31, 2016 due to higher month-end net asset levels during the year. Safekeeping fees increased by $154,143 during the same period. The changes in administration fees were directly due to changes in the levels of average net assets under administration, while the changes in safekeeping fees were directly due to the changes in the prices of gold and silver, during the period. Expenses decreased by 4.1% over the prior year due primarily to lower costs incurred for the Class A Shareholder’s Proceedings than those incurred in fiscal 2015.

Expenses as a percentage of the average month-end net assets (the “expense ratio”) for the year ended October 31, 2016 were 0.35% compared to 0.38% for the year ended October 31, 2015. During both periods, this ratio was affected by costs incurred to address issues related to Class A Shareholder’s Proceedings. If not for these costs, the expense ratio would have been 0.33% for the year ended October 31, 2016 compared to 0.32% for the year ended October 31, 2015.

23

Financial highlights

	Years ended October 31,
	2017	2016
Gold Price (per fine ounce)	$1,270.15	$1,272.00
Silver Price (per ounce)	$16.82	$17.76
Class A non-voting share- NAV performance:
Net asset value per share at beginning of year	$13.79	$12.35
Increase (decrease):
Net loss from administrative activities	(0.04)	(0.05)
Realized gain on partial sale of holdings
-gold	0.017	0.04
-silver	0.007	0.02
Change in unrealized appreciation of holdings
- gold	(0.03)	0.82
- silver	(0.29)	0.61
Total increase (decrease) (1)	(0.34)	1.44
Net asset value per share at end of year	$13.44	$13.79
Total return for year	(2.5)%	11.7%
Percentages and supplemental data:
Ratio as a percentage of average net assets:
Expenses	0.45%	0.35%
Net income (loss) before the change in unrealized appreciation of holdings	(0.26)%	0.12%

(1) The increase (decrease) per share is based on the weighted average number of shares outstanding during the year. The net asset values per share are based on the actual number of shares outstanding at the end of the relevant reporting period. This table is not meant to be a reconciliation of beginning to end of year net asset value per share.

Outstanding Shares

There were 252,116,003 Class A non-voting shares issued and outstanding at October 31, 2017 (2016: 253,803,391) (December 12, 2017: 252,116,003) and 40,000 Common shares issued and outstanding at October 31, 2017 and 2016. During fiscal 2017, the Company utilized the NCIB (“Normal Course Issuer Bid”) program to repurchase and cancel 1,687,388 Class A non-voting shares at a total cost of $20,724,160. All shares were repurchased on an accretive basis to shareholders at a discount to the net asset value at the time of such purchases.

Forward – Looking and Market Risk Observations

Central Fund is almost entirely invested in pure refined gold and silver bullion in international bar form. Therefore, the principal factors affecting the price of its shares are factors that affect the currency prices of gold and silver bullion and which are beyond the Company’s control. However, the Company believes that such factors have a lesser impact on the shares of Central Fund than on the shares of gold and silver producers, as gold and silver producers have considerable inherent operational costs and other risks resulting in more volatile share prices of such producers. Central Fund’s net assets are denominated in U.S. dollars. As at October 31, 2017, the Company’s assets were made up of 62.3% gold bullion, 37.4% silver bullion, and 0.3% cash and interest-bearing deposits and other working capital amounts. The Company does not engage in any leasing, lending or hedging activities involving these assets, so the net asset value of the shares will depend on, and typically fluctuate with, the price fluctuations of such assets. Gold and silver bullion are traded internationally and their market prices may be affected by a variety of unpredictable, international, economic, monetary and political factors. Macroeconomic considerations include: expectations for future rates of inflation; the strength or weakness of, and confidence in, the U.S. dollar, the currency in which the prices of gold and silver are generally quoted, and the relative value of other currencies; interest rates; and global or regional political or economic events, including banking crises. Political factors, including market interventions and international conflicts, may also affect gold and silver prices.

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Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to determine the impact that changes in the market prices of gold and silver will have on the Company’s net asset value per Class A non-voting share both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate the rate which existed on October 31, 2017, of Cdn. $1.2893 for each U.S. dollar, together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Class A non-voting share by approximately $0.84 per share or Cdn. $1.08 per share. A 10% change in the price of silver would increase or decrease the net asset value per Class A non-voting share by approximately $0.50 per share or Cdn. $0.65 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per Class A non-voting share would increase or decrease by approximately $1.34 per share or Cdn. $1.73 per share.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, Central Fund's net asset value per Class A non-voting share is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of Central Fund's net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Class A share as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S. dollar.

Due to the limited dollar value of transactions initiated in Cdn. dollars throughout the year, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at October 31, 2017 would not have had any material impact on the net income for the year then ended, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund. Credit risk is monitored on an ongoing basis and is managed by the Company dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of Central Fund’s assets as liquid. Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A non-voting shares. Furthermore, 99.7% of its net assets are in the form of gold and silver bullion, which are readily marketable.

Liquidity and Capital Resources

All of Central Fund's assets are liquid. The Company’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate some income primarily to be applied towards expenses and Class A non-voting share dividends. At October 31, 2017, Central Fund's cash and cash equivalents were $15.8 million. The comparable figure at October 31, 2016 was $34.4 million. The ability of Central Fund to have sufficient cash for expenses and dividend payments, the re-purchase of Class A non-voting shares, and to meet demands for redemptions (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund its Class A non-voting share re-purchase program, dividend payments, provide working capital and pay for redemptions (if any) of Class A non-voting shares. Sales of bullion holdings could result in Central Fund realizing either capital gains or losses.

During the fiscal year ended October 31, 2017, Central Fund's cash reserves decreased by $18.5 million from those held at October 31, 2016. The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash was $19.0 million in proceeds from the sale of bullion and a nominal amount of interest generated on cash equivalents.

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Uses of Cash

During fiscal 2017, $14.3 million represents cash outflows from operating activities during the year (which includes $4.0 million to address the Class A Shareholder’s Proceedings and Plan of Arrangement costs). Other cash outflows include $20.7 million paid on the re-purchase and cancellation of Class A non-voting shares, and $2.5 million paid in the 2017 fiscal year with respect to Central Fund's October 31, 2016 Class A share dividend.

Central Fund’s cash reserves are to be used to pay expenses and Class A share dividend payments, and to meet share re-purchases and demands for redemption of shares (if any). The Board of Directors is mindful of the need to make these payments, while continuing to meet the Company’s stated objective of holding the maximum amount of net assets, as is deemed reasonable by the Board of Directors, in the form of gold and silver bullion.  Although it could readily generate cash by liquidating a small portion of its bullion holdings, the Board of Directors and senior executive officers (“Senior Officers”) monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times. However, as was the case during fiscal 2017, should cash reserves become too low, and in the absence of other sources of capital at the time, liquidation of a portion of the bullion holdings could be made which would result in gains or losses on such holdings.

Disclosure Controls and Procedures

The Senior Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the year ended October 31, 2017.

The Senior Officers are responsible for establishing and maintaining an adequate system of internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

The Senior Officers conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in the COSO criteria.  Based on this evaluation, the Senior Officers concluded that the Company’s system of internal control over financial reporting was effective as at October 31, 2017.

Inflation

Because Central Fund's financial statements are prepared on a market price basis, the impact of inflation and the resulting currency price changes of gold and silver are reflected in these financial statements.

Non-Market Risk Factors

There are other risk factors affecting the Company as set out in the Annual Information Form of the Company dated December 5, 2016. Prospective investors should consider carefully these factors relating to the business and primary assets of Central Fund before deciding whether to purchase shares.

Normal Course Issuer Bid (“NCIB”)

On February 27, 2016, and again on February 27, 2017, the Company received approval from the Toronto Stock Exchange (“TSX”) for a NCIB program enabling it to repurchase and cancel up to 12.6 million of its Class A non-voting shares, representing approximately 5% of the total number of issued and outstanding Class A non-voting shares at that time. Any NCIB purchases may be made over the course of a twelve month period and will be subject to the applicable TSX and NYSE rules and securities laws. The timing of purchases, and the actual number of Class A non-voting shares to be purchased, will be determined by the Corporation and will be subject to market conditions, share prices and regulatory requirements. For the year ended October 31, 2017, 1,687,388 Class A non-voting shares were repurchased at a total cost of $20,724,160. Such shares were also cancelled. A shareholder may obtain a copy of the Notice of Intention to make the NCIB, without charge, by contacting the Company at its head office, Attention: Shareholder and Investor Inquiries.

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Class A Shareholder’s Proceedings

During 2015 and 2016, the Company successfully defended certain actions instituted by 1891868 Alberta Ltd. ("SAM Alberta") in the Court of Queen's Bench of Alberta (the "Class A Shareholder’s Proceedings"), including an application (the "Application") seeking relief under the Business Corporations Act of Alberta on the ground of oppression, as described in the Company's annual MD&A for the year ended October 31, 2015. On September 10, 2015, SAM Alberta sought to amend the Application (the “Amended Application”) to add further respondents, to seek leave of the Court to commence a derivative action on behalf of the Company, as described in the Company’s Q3, 2016 interim MD&A and for other interim relief. On September 23, 2015, the Court dismissed SAM Alberta's oppression claim and its application for the interim relief sought. The application for leave to commence a derivative action was adjourned. The Company filed an application to have the Amended Application of SAM Alberta struck. As a result of the Arrangement as discussed on pages 19 and 20, the pending Court proceedings were adjourned. Ultimately, under the terms of the agreement between the parties to proceed with the Plan of Arrangement, all Court proceedings were discontinued.

The costs incurred by the Company on account of the Class A Shareholder’s Proceedings net of amounts recovered as discussed below, and in the case of 2017, also by the costs relating to the Plan of Arrangement, for the fiscal year ended October 31, 2017 were $4,004,044 (fiscal year ended October 31, 2016: $866,256). The Company received a partial recovery of these costs as awarded by the Alberta Court of Queen’s Bench in the amount of $137,284. Under the terms of the agreement between the parties to proceed with the Plan of Arrangement, all Court proceedings were discontinued, and it was agreed that no further costs would be sought or recovered.

United States Federal Income Tax Considerations

Central Fund has been, and expects to continue to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Under the PFIC rules, the United States federal income tax treatment of the Class A non-voting shares is very complex and, in certain cases, uncertain or potentially unfavorable to United States shareholders. Under current law, a non-corporate United States shareholder who has in effect a valid election to treat Central Fund as a qualified electing fund (“QEF”) should be eligible for the 20% maximum United States federal income tax rate on a sale or other taxable disposition of Central Fund’s shares, if such shares have been held for more than one year at the time of sale or other taxable disposition. Gain from the disposition of collectibles, such as gold or silver, however, is currently subject to a maximum United States federal income tax rate of 28%. The IRS has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale by a non-corporate United States shareholder of an interest in a PFIC with respect to which a QEF election is in effect. Although no such Treasury regulations have been issued to date, there can be no assurance as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by a United States shareholder (a “U.S. Holder”) that has made a QEF election on a disposition of Central Fund shares to the 28% rate. U.S. Holders should be aware that if they purchase Class A non-voting shares and make a QEF election, the IRS may issue regulations or other guidance, possibly on a retroactive basis, which would apply the higher 28% United States federal income tax rate to any long-term capital gain recognized on a sale of their Central Fund shares. In addition, a gain from the disposition of Class A non-voting shares may be subject to the 3.8% Medicare surtax. U.S. Holders should consult their tax advisors regarding the implications of making a QEF election with respect to Central Fund.

Under the QEF rules, in the event that Central Fund disposes of a portion of its gold or silver holdings, including dispositions in the course of varying its relative investment between gold and silver, United States shareholders who have made a QEF election may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from Central Fund). Historically, Central Fund has declared and paid a cash distribution of U.S. $0.01 per share (prior to 1996, Cdn. $0.01 per share) on its outstanding Class A non-voting shares. In addition, it is the intention of Central Fund to distribute to holders of record of Class A non-voting shares and Common shares as of the last day of each taxable year (currently October 31) an aggregate amount of cash distributions (including the stated distributions on the Class A non-voting shares) such that the amount of cash distributions payable to an electing shareholder that holds Class A non-voting shares for the entire taxable year of Central Fund will be at least equal to the product of (i) Central Fund’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such electing Shareholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States shareholders, such cash distributions may not provide an electing Shareholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the electing Shareholders’ pro rata share of Central Fund’s “ordinary earnings” and “net capital gains” under the QEF rules.

Each United States person that acquires Class A non-voting shares, whether from Central Fund or in the secondary market, is strongly urged to consult his, her or its own tax advisor.

This MD&A is dated December 12, 2017.

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Class A Non-Voting Shares Stock Exchange Listings

Electronic
Ticker Symbol

NYSE American	CEF

The Toronto Stock Exchange	CEF.A in CDN$
CEF.U in US$

Cusip Number 153501101

Net Asset Value Information

The net asset value per Class A non-voting share is calculated daily and is available at www.centralfund.com, by calling the Administrator’s Investor Inquiries Office at (905) 648-7878, or by sending an email to info@centralfund.com.

Form 40-F

Central Fund's Annual Report on Form 40-F is filed with the SEC and posted on EDGAR (Electronic Data Gathering, Analysis and Retrieval System) at www.sec.gov/edgar.shtml. Copies are available, free of charge, by contacting Central Fund of Canada Limited or its Administrator.

Postings on SEDAR (System for Electronic Document Analysis and Retrieval)

Annual & Quarterly Reports

Management’s Discussion and Analysis

Annual Information Forms

Prospectuses

Material Change Reports

Press Releases

Proxies and Executive’s Certifications

Board and Committee Charters

All of these filings may be found at www.sedar.com and www.centralfund.com.

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Corporate Information

Directors	Officers
Barry R. Cooper (A)(I)	J.C. Stefan Spicer, Chairman, President & CEO
Glenn C. Fox (C)(I)(L)	Catherine A. Spackman CPA, CMA, Treasurer & CFO
Bruce D. Heagle (A)(C)(I)	Teresa E. Poper CB, Assistant Treasurer
Michael A. Parente (C)(I)	John S. Elder, Q.C., Secretary and Counsel
Jason A. Schwandt (A)(I)
Dale R. Spackman, Q.C.	Consultant to Directors
J.C. Stefan Spicer	Douglas E. Heagle, Retired Director

(A)	- Member of the Audit Committee
(C)	- Member of the Corporate Governance Committee
(I)	- May be regarded as an independent director under Canadian securities administrators’ guidelines.
(L)	- Lead Director

Administrator	Auditors
The Central Group Alberta Ltd.	Ernst & Young LLP
Calgary, Alberta	Canada

Banker	Custodian
Canadian Imperial Bank of Commerce	Canadian Imperial Bank of Commerce

Legal Counsel	Registrar and Transfer Agents
Parlee McLaws LLP, Calgary	AST Trust Company (Canada)
Dentons Canada LLP, Toronto	American Stock Transfer
Dorsey & Whitney LLP, Seattle	& Trust Company LLC, New York

Marketing and Investor Relations Consultant

EMN Consulting, Toronto, Ontario

Share Ownership Certificates

Certificates of share ownership registered in shareholders' names at their own addresses for delivery to them for their own safekeeping may be obtained upon the request of holders and payment of any applicable fees to the relevant Registrar and Transfer Agent of the Company.

Head Office	Shareholder and
Hallmark Estates	Investor Inquiries
Suite 805, 1323-15th Avenue S.W.	Administrator, P.O. Box 10050
Calgary, Alberta T3C 0X8	Ancaster, Ontario L9K 1P2
Telephone (403) 228-5861	Telephone (905) 648-7878
Fax (403) 228-2222	Fax (905) 648-4196

Website: www.centralfund.com

E-mail: info@centralfund.com

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